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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                         Gibralter Packaging Group, Inc.
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                                 (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                          (Title of Class of Securities)

                                   374-758-10-0
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 December 3, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 374-758-1-0
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Walter E. Rose
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                331,296
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               331,296
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     331,296
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 374-758-10-0

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Walter E. Rose for the purpose of reporting the vesting of certain options ("Options") granted to Mr. Rose for the purchase of shares of common stock, par value $0.01 per share, of Gibraltar Packaging Group, Inc., a Delaware corporation.

Item 1.   Security and Issuer.

     Item 1 is amended and supplemented as follows:

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Walter E. Rose and relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Gibraltar Packaging Group, Inc., a Delaware corporation, that has its principal executive offices at 274 Riverside Avenue, Westport Connecticut, 06880 ("Gibraltar").

Item 2.   Identity and Background.

     Item 2 is amended and supplemented as follows:

     (a) This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Walter E. Rose.

     (b) Mr. Rose's business address is 274 Riverside Avenue, Westport Connecticut, 06880.

     (c) Mr. Rose's principal occupation is President and Chief Executive Officer of Gibraltar.

     (d)  Negative with respect to Mr. Rose.

     (e)  Negative with respect to Mr. Rose.

     (f)  Mr. Rose is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The Options reported herein as having vested were granted to Mr. Rose as compensation for services rendered by Mr. Rose to Gibraltar. The Stock Option Agreement (the "Option Agreement") and Gibraltar's 1996 Non-Qualified Stock Option Plan (the "Plan") pursuant to which the Options were granted to Mr. Rose are attached hereto, as Exhibits 7.2 and 7.3, respectively. Should Mr. Rose elect to exercise the Options when they vest in accordance with the Option

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CUSIP No. 374-758-10-0

Agreement, he will be required to purchase the Shares for a purchase price of $4.00 per share.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission (the "Commission") by Gibraltar, there would be 5,066,544 Shares outstanding if Mr. Rose exercised the Options reported herein as vesting on February 1, 1997 ("Outstanding Shares").

          Mr. Rose beneficially owns 331,296 Shares, or approximately 6.5% of the Outstanding Shares, which is the sum of the 306,296 Shares owned by him and the 25,000 Shares that Mr. Rose has the unconditional right to purchase on February 1, 1997, in accordance with the terms of the Option Agreement. Under Rule 13d(1)(i) promulgated by the Commission under the Securities Exchange Act of 1934, as amended, Mr. Rose may be deemed to have beneficial ownership of the 25,000 Shares because he has the unconditional right to acquire such Shares in 60 days pursuant to the terms of the Option Agreement.

     (b) Mr. Rose has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     (c) The only transaction in the Shares by Mr. Rose in the last 60 days occurred because, as of December 3, 1996, under Rule 13d(1)(i), Mr. Rose may be deemed to have beneficial ownership of the 25,000 Shares he has the unconditional right to acquire on February 1, 1997 pursuant to the terms of the Option Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and supplemented as follows:

     Gibraltar granted Mr. Rose Options to purchase 125,000 Shares for an exercise price of $4.00 per Share, on the terms and conditions set forth in the Option Agreement and the Plan. The Options vest in accordance with the Option Agreement as follows:

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CUSIP No. 374-758-10-0

            Date Shares
          May be Purchased              Number of Shares
          ----------------              ----------------
          February 1, 1997              25,000
          August 1, 1997                25,000
          August 1, 1998                25,000
          August 1, 1999                25,000
          August 1, 2000                25,000

     In accordance with the Option Agreement, the Options otherwise vesting on August 1, 1997, August 1, 1998, August 1, 1999 and August 1, 2000 will not vest unless and until at any time prior to the expiration of the Options, the per Share fair market value (as such term is defined in the Option Agreement) is, for a period of at least 20 consecutive trading days, equal to $6.00, $7.00, $8.00 and $9.00, respectively. The Option Agreement and the Plan are attached hereto as Exhibit 7.2 and 7.3, respectively.
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CUSIP No. 374-758-10-0

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and supplemented as follows:

          7.2  --   Stock Option Agreement
          7.3  --   Gibraltar 1996 Non-Qualified Stock Option Plan


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CUSIP No. 374-758-10-0


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1996           /s/ Walter E. Rose
                                   ------------------
                                   Walter E. Rose










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CUSIP No. 419-411-10-3

                                   Exhibit Index

     7.2  --   Stock Option Agreement

     7.3  --   Gibraltar 1996 Non-Qualified Stock Option Plan